UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 19, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 19 June 2020 entitled ‘NOTICE OF ANNUAL GENERAL MEETING’.

RNS Number: 5234Q

Vodafone Group Plc

19 June 2020

19 June 2020

Notice of Annual General Meeting

Vodafone Group Plc announces today that its 2020 Annual General Meeting (“AGM”) will be held on Tuesday, 28 July 2020 at 11.00am.

In connection with this, the Notice of AGM and the Forms of Proxy have been posted or made available to shareholders today. The Notice of AGM is also available on the Company’s website at vodafone.com/agm.

Copies of the above mentioned documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism, in accordance with Listing Rule 9.6.1.

In light of the current UK Government measures and the Company’s desire to protect the health and safety of shareholders and employees, the AGM this year will be run as a closed meeting. Shareholders should not attempt to attend the AGM in person as entry will be refused. If there are any changes to the current arrangements for the AGM, the information will be made available on our website.

Given the current restrictions on attendance, shareholders are encouraged, regardless of the number of shares owned, to submit a proxy vote in advance.  It is recommended that the chair of the AGM is appointed as the proxy to ensure the vote is counted as other named proxies will not be permitted to attend the meeting.

Vodafone is keen to maintain dialogue with shareholders. Shareholders are, therefore, encouraged to watch the 2020 results presentation which is available at vodafone.com/investors and send any questions or comments by email to vodafoneagm@computershare.co.uk for the directors to consider by 5 pm on 10 July.

An AGM presentation by the Chairman of the Board, and a questions and answers session in which some members of the Board and the Chairman will address a representative selection of questions pre-submitted by shareholders, will be available at vodafone.com/agm from 11:00am on the date of the AGM.

- ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 19, 2020	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary